Daniel E. Baron, Esq.
c/o Outside Counsel Solutions, Inc.
1430 Broadway Suite 1615
New York, NY 10018
(646) 328-0782

VIA EDGAR

August 10, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	US SolarTech, Inc.
Amendment No.2 to Registration Statement on Form S-1
Filed August 10, 2009
File No. 333-157805

Ladies and Gentlemen,

Set forth below are the responses of US SolarTech, Inc., (the “Company”) to the comments contained in the letter (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated May 12, 2009, with respect to the Company’s Registration Statement on Form S-1 originally filed April 14, 2009, File No. 333-157805, as amended by Pre-Effective Amendment No. 1 filed on March 9, 2009 (the “Registration Statement”).  The Company has also filed Pre-Effective Amendment No.2 to the Registration Statement simultaneously with the transmission of this letter.  The Company has revised the Registration Statement in response to the Staff’s comments.

For the Staff’s convenience, the paragraphs below restate the Staff’s comments and contain the Company’s responses.

Fee Table

1.	Please revise footnote 2 so it is limited to the transactions contemplated in Rule 416.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

General

2.
Please update the disclosure throughout your filing. For example, we note the disclosure on page 37 of the number of employees as of February 1, 2009 and the reference on page 50 to expected employment agreements “beginning October 1, 2008.”

The Company has updated disclosure where necessary in the Registration Statement in accordance with the Staff’s comment.

Prospectus Cover Page

3.
Please note that paragraph 16 of Schedule A of the Securities Act of 1933 and Item 501(b) (3) of Regulations S-K require a registrant to include in its registration statement the price of the securities being offered for sale.  Since your shares are not traded on an exchange or quoted in a market, please revise your disclosure to indicate that the selling stockholders who are not affiliates of the issuer will sell at a fixed price per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.  Please indicate the fixed price on the prospectus cover and throughout your document where appropriate.  Please also revise your “Plan of Distribution” section to contain similar disclosure.

The Company is engaged in the process of retaining a market maker and arranging for the Company’s common stock (“Stock”) to be quoted on the OTC Bulletin Board and has identified a specific market maker.  FINRA will not permit the Stock to be quoted on the OTC Bulletin Board until the Registration Statement has become effective.  The Company anticipates that the Stock will be quoted shortly after effectiveness.  Accordingly, the Company does not anticipate that the selling stockholders will sell any shares of Stock until such effectiveness and has clarified the plan of distribution in the Registration Statement to set forth the same.

The Company has amended the plan of distribution to disclose that the selling shareholders have represented to us that no public sales of Stock will occur prior to quotation.

4.
We note that the registration statement includes large amounts of shares being offered for resale by affiliates of the registrant, including Messrs. DeLuca, Phillips, and Alnamlah and Dr. Aslami, and their affiliates.  Generally, we view such resale transactions by affiliates as an offering “by or on behalf of the issuer” that needs to be offered and sold at a fixed price throughout the offering period since the registrant is not eligible to do an at-the-market offering.  Please revise your registration statement to state the fixed price the shares will be offered by these parties throughout the offering period.  Also, clarify the Messrs. DeLuca, Phillips and Alnamlah and Dr. Aslami and their affiliates are acting as underwriters with respect to the shares they are selling in this offering.

The Company has reduced the number of shares included for resale by affiliates and believes that the registration for resale of the remaining shares should not be considered “by or on behalf of the issuer” and may be registered as contemplated by the Registration Statement.  The Company believes this is so in light of the relatively small percentage of shares held by affiliates included in the offering, the circumstances surrounding the offering, and the plan of distribution associated with the offering.

The term “underwriter” is broadly defined in Section 2(a)(11) of the Securities Act (the “Act”) to mean any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates, or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.

The interpretation of this definition traditionally has focused on the words “with a view to” in the phrase “purchased from an issuer with a view to distribution.” An investment banking firm which arranges with an issuer for the public sale of its securities is clearly an “underwriter” under that section. However, individual investors who are not professionals in the securities business also may be “underwriters” if they act as links in a chain of transactions through which securities move from an issuer to the public.

Further, in 1983 the Commission adopted Rule 415 under the Act to permit the registration of offerings to be made on a delayed or continuous basis.  Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule.  In relevant part, Rule 415 provides:

“(a) securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x)… Securities registered (or qualified to be registered) on Form S–3 or Form F–3   which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations.  Rule 415(a)(4) provides that:

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering which purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.  The Company understands that it is not eligible to use Form S-3 to effect a primary offering.  As a result, it cannot use Rule 415 to register a primary offering “at the market.”

In its Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretations Manual”), the Staff has set forth a detailed analysis of the relevant factors that should be examined in determining whether a purported secondary offering is really a primary offering.  Interpretation D.29 (the “Interpretation”) provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

In the case of the current registration, the total number of shares of Stock held by affiliates which the Company is registering for resale is equal to approximately 15% of the total Stock held by non-affiliates on a fully diluted basis.

Further, the shares are being offered merely to assist certain shareholders in monetizing a small part of their investment in the Company in order to pay personal expenses on an ongoing basis.  Moreover, as indicated in the plan of distribution, not all of the shares offered by affiliates will necessarily be sold since the executive officers plan on entering into agreements pursuant to Rule 10b5-1 concerning the timing and the thresholds at which the Stock will be sold.  Accordingly, neither the executives nor the Company will have direct control over the timing and amounts of such sales.  Finally, none of the Selling Stockholders are in the business of underwriting securities.  Based on the foregoing, the Company believes that none of the selling stockholders is an underwriter and such offering should not be considered a primary one.

The Company is aware that during the last few years, the Staff has been scrutinizing issuers attempting to use Rule 415(a)(1)(i) to register the shares issued in large PIPE transactions for immediate resale by investors. Specifically, through a series of public presentations and interviews, members of the Staff had conveyed the message that if an issuer seeks to register shares issued in a PIPE that constitutes one third or more of its shares held by non‐affiliates as of immediately prior to the PIPE, the registration will be presumed to be a primary offering on behalf of the issuer, and the PIPE investors whose shares are being registered will be deemed underwriters of the offering. That is, the Staff will presume that the investors are effectively acting as a conduit for issuers to sell shares directly to the investing public.  However, as set forth above, the amount of shares involved is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415.    As we understand it, the Staff was instructed to look more closely at any situation where an offering involved more than approximately one-third of the public float.  If an issuer sought to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes.

Based on the guidance from past practice as we understand it and our conversations with the Staff, we believe that the reduced number of shares should make it apparent that the offering is not by or on behalf of the Company and should not be considered a “disguised” primary offering for Rule 415 purposes.

Note that as the Staff’s comment implies, the issue only applies to affiliates of the Company.  The Company believes that the only affiliates of the Company for purposes of addressing the question of underwriter status are Dr. Aslami (who is not listed as a selling shareholder; Mohd Aref Aslami is a different individual), Mr. DeLuca and his wife Betty DeLuca, Mr. Phillips and CSP Associates LLC, an entity controlled by Mr. Phillips and his wife, Mr. Alnamlah as a holder of over 10% of the Company’s equity,  the Kabul Foundation as a holder of over 10% of the Company’s equity, and Vinod K. Sareen, an outside director appointed by Mr. Alnamlah (each such individual or entity being an “Affiliated Person”).  None of the other stockholders are affiliates of the Company or the aforementioned individuals. Please see the response to Comment 67 for analysis regarding the relationships and why the other selling stockholders are not affiliates.

5.	Please expand the cover page to include the exercise price(s) of the warrants.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

6.	Please update the status of your efforts for quotation on the OTC Bulletin Board.

The Company has disclosed that it has identified a market maker under “Recent Developments” in the subsection entitled “Listing of Our Company Stock.”

7.	It appears that all outstanding shares are being registered for resale by all shareholders. Please revise the bullets accordingly.

While the Company originally intended to register the resale of outstanding shares of all shareholders, in response to the Staff’s Comment 4, the Company is amending the Registration Statement to withdraw a sufficient number of the shares held by affiliates to enable those affiliates to sell their shares as selling shareholders without being classified as, and subject to restrictions applying to, underwriters.   As a result, not all outstanding shares will be registered. Please see the response to Comment 4.

Available Information, page 5

8.	Please tell us whether you intend to register the securities under the Exchange Act. If not, revise to explain the limitation of your 15(d) obligation under the Exchange Act.

The Company intends to register the Stock under the Exchange Act and will file a Form 8-A immediately prior to the effectiveness of the Registration Statement.

Special Note Regarding Forward-Looking Statements, page 5

9.	We note the reference to the Private Securities Litigation Reform Act of 1995. Please remove the reference since it does not apply to initial public offerings or penny stock offerings.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Overview, page 6

10.	Revise to state in the first paragraph that the registrant is a development stage company and that you have no revenues to date.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

11.	Briefly explain in the second paragraph the previous relationship of the registrant and your management with FiberCore.

The Company has revised the Registration Statement in accordance with the Staff’s comment.  Please note that the Company is not affiliated with FiberCore, Inc. (“FiberCore”) and, as disclosed in the Registration Statement, the transaction between the Company and FiberCore was approved by the United States Bankruptcy Court and not the directors of the Company.

12.
Please define technical terms throughout the summary and risk factors sections.  We note, for example, in terms “inductively coupled high frequency plasma” and the “plasma torch” in the fifth paragraph on page 6.

The Company has removed the referenced technical terms from the Registration Statement, and believes that other technical references are properly explained throughout the Registration Statement.

13.	Please provide us with copies of the sources of all third-party data included in the prospectus. Please mark the materials so that they are keyed to the disclosure. Please tell us whether:

•      The data is publicly available;
•      The sources of the data have consented to your use of their names and data;
•      You commissioned any of the data, or
•      It was prepared for use in this registration statement.

Also, tell us about any other relationship between you and the authors of the data.

Attached as Appendix A, please find copies of the primary third party materials on which the Company based the data included in the Registration Statement, each marked to indicate the corresponding disclosure in the Registration Statement.  The materials were readily available in the public domain on the internet or in trade publications, and the Company determined that obtaining consent from the authors of the content was not necessary.  None of the materials was commissioned by the Company or prepared for use in the Registration Statement. There are no relationships between the Company and the authors of the data.

14.	Please reconcile the disclosure on pages 6, 21 and 34 of the number of patents pending related to solar activities and to optical activities.

The Company has clarified the number of patents related to solar and fiber optic activities, clarified which patents have been issued and which applications are pending, and disclosed the same where appropriate in the Registration Statement.

15.
It is not clear whether you are currently in production.  We note other areas in the filing where you state that you need to purchase equipment to begin production and that you are considering suppliers of raw materials.  Please clarify the current status of your operations.

The Company has not commenced production and the Company has clarified disclosure to so indicate.  The Company is currently engaged in research and development and is making modifications to its manufacturing system.  Once completed, the Company anticipates that it will accept purchase orders and proceed to expand capacity and purchase raw materials.

16.	In view of the speculative nature of the last sentence of page 7, please delete it, or, if retained, expand to discuss your basis for the statement and the likelihood that it will happen.

Although the Company believes the statement to be reasonable in light of market conditions, the Company has deleted the statement.

Risk Factors, page 9

17.
Please review each risk factor caption to ensure that it states the current status of your business, particularly with regard to the current status of your products and where you refer to your “revenues” and “profitability.”

The Company has revised the Registration Statement in accordance with the Staff’s comment.

18.	Please add a risk factor to highlight the risk concerning dilution. We note the disclosure on page 29.

The Company has revised the Registration Statement in accordance with the Staff’s comment by adding a new risk factor entitled “The sale of shares of our common stock by the selling stockholders will result in immediate dilution to purchasers.”

19.	Please add a risk factor to highlight the risk concerning litigation. We note the disclosure beginning on page 43.

The Company has added a risk factor entitled “We are currently engaged in litigation over our ownership of certain intellectual property associated with the fiber optic industry and an unfavorable result could impair us from monetizing such assets.” As mentioned in the risk factor, the Company does not view the outcome of the litigation as material to the Company’s primary line of business.

20.
Please add or expand the appropriate risk factor to highlight the risk concerning increased voting power of your executive officers if they convert unpaid compensation and expenses into notes that convert into your shares.  We note the disclosure in the third paragraph on page 50 of your plan concerning unpaid compensation and expenses.

Upon conversion of the unpaid compensation and expenses, the total interest of the Company’s executive officers will increase by approximately 3%, from 35% to 38%.  The Company has disclosed the same in the Registration Statement.

21.
Please add a risk factor to highlight the risk related to intangible assets, such as possible write downs.  We note the disclosure on page F-1 that intellectual property represents $919,543 of your total assets of $3,120,772.  Please see our later comments in this regard.

The Company has revised the Registration Statement in accordance with the Staff’s comment and added a risk factor entitled “Changes in estimates related to our evaluation of property, plant, equipment, goodwill, or intangible assets for impairment could adversely affect our reported results of operations.”

The success of our business depends on the continuing efforts of key personnel, page 9

22.	Please tell us, with a view to disclosure, whether you have consulting agreements with the five consultants who are “extremely important to your business.” If so, please file the agreements.

While the Company has entered into several consulting agreements, the Company currently believes that only one consultant, Dr. Dau Wu. is “extremely important” to the Company’s business.  The Company has entered into a consulting agreement with him and has filed it as Exhibit 10.10 to the Registration Statement.

We will require substantial funds and will need to raise additional capital, page 10

23.	Please identify the managing directors.

We have clarified the reference to managing directors as referring to Dr. Mohd Aslami, Steven Phillips and Charles DeLuca who were the managing directors of Silica Tech Holdings, LLC which was the manager of Silica Tech, LLC.  Those entities were dissolved, but the individuals mentioned constitute three of the four members of the Company’s current board of directors.

24.	Expand to explain to investors the amount that will be needed to develop the registrant’s business to the point where it will begin generating revenues from production and sale of its products.

The Company has added disclosure regarding the need to raise an additional $4 million in order to be in a position to generate revenues in accordance with its business plan.  The changes appear in the risk factor entitled “We will require substantial funds and will need to raise additional capital in the future” and in the section entitled “Business.”  While the Company can use its current manufacturing system to generate revenues without adding additional systems, the Company intends to use its current system for research and development.  Please see the response to Comment 26.

Our manufacturing process, page 11

25.	Expand to explain the current status of your production, and revise the caption accordingly.

The Company has revised both the caption and the risk factor to clarify that the Company has not yet commenced commercial production.

Our future success, page 13

26.	Describe your manufacturing capacity and output currently.

The Company is currently using its current manufacturing system for research and development and to produce prototype samples and has clarified the disclosure in the Registration Statement to so reflect.  The Company intends to continue to use its current system for research and development. However, the Company can technically use its current system, without further process improvements, to manufacture silicon capable of producing silicon sufficient to generate approximately one-half of a megawatt of energy annually. In the event capacity increases prior to the Registration Statement’s effectiveness, the Company will disclose such development.

Because we compete in a highly competitive market, page 15

27.	Revise to briefly explain the nature of the risk of potential investors, and relocate the more detailed disclosure to your business section.

The Company has revised the risk factor to clearly state that investors could lose all or part of their investment, and has moved the more detailed disclosure about business risks to the discussion of the business.

28.	Please provide us support for the efficiency percentages disclosed in the first paragraph on page 16.

The Company had replaced the specific efficiency language with broader language regarding efficiencies.

We may not have the funds necessary to redeem outstanding shares, page 22

29.	Please disclose how the “public market capital” amount will be determined.

The Company has simplified the disclosure by applying the relevant formula thereby disclosing that a thirty day weighted average closing price of at least $2.15 per share will trigger conversion based on 13,998,956 shares of Stock, the number of fully diluted shares as of September 30, 2008.

Because our directors, executive officers and entities affiliated with them, page 24

30.	Expand to also discuss the shares held by affiliates of Mr. Aslami in the family trusts and the extent to which he has voting and/or investment control over them.

Dr. Aslami has informed the Company that neither he nor his wife, or any members of his family living in his household have dispositive or any other control over, or beneficial ownership in, any of the trusts listed as selling stockholders.  Per the Staff’s telephone comment, the Company confirms that Dr. Aslami has represented to the Company that he does not, and has covenanted that he will not, directly or indirectly make business decisions regarding purchase, sale, and voting of the Stock for, or otherwise provide any advice in respect of the Stock to, any of the third parties to whom he has transferred shares of Stock or any of their respective trustees, beneficiaries or transferees.  Please see the response to Comment 67.

Determination of offering price, page 28

31.	Disclose the number of shares sold at this price and the date of sale. Expand the Item 15 disclosure accordingly.

The Company has repeated information regarding the most recent sale of the Company’s securities. Specifically, on September 30, 2008, the Company sold what was then a membership interest in Silica Tech, LLC to Abdulaziz M. Alnamlah for total proceeds of $2,000,000.  Pursuant to the terms and conditions of the investment, such membership interest was converted into 666,666 shares of our Stock and 666,666 of shares of the Company’s Series A Preferred Stock as of January 1, 2009.  Mr. Alnamlah also received 300,000 warrants; the issuance triggered the Company’s issuance of warrants to purchase 385,624 shares of Stock to the shareholders of Silica Tech, LLC.

While the Company did not engage in any additional sales of securities for cash proceeds, the Company did issue shares of common stock in connection with the conversion of the Company from a Delaware limited liability company into a corporation and also issued shares to certain investors upon their waiver of rights to a contingent cash payment.  Such issuances are described under the heading “Recent Sales of Unregistered Securities” in accordance with Item 15 of Form S-1. The underlying documents pursuant to which the Company issued such Stock are attached as Exhibit 4.4.

Business, page 32

32.
Expand to provide much more detail regarding the registrant’s and its management’s relationship with FiberCore and Tyco and the agreement in which you purchased the Tyco claims, including the reason for the purchase.  We note, for example, that your most recent amended complaint referred to SolarTech as the “successor” to FiberCore.

The Company is not the legal the successor to, or an affiliate of, FiberCore as an entity.  FiberCore remains a debtor under Chapter 7 of the United States Bankruptcy Code.  Instead, the Company succeeded to certain rights of FiberCore by virtue of the Company’s purchase of such rights, and took legal action to enforce those rights.

The disclosure reflects the fact that Dr. Aslami, Mr. DeLuca and Mr. Phillips were executive officers of FiberCore, Inc.  The executive officers had and have no relationship with Tyco and the purchase of Tyco’s assets was negotiated at arms’ length.  The transaction was approved by the bankruptcy court which was fully aware of such individual’s prior relationship with FiberCore, and the court further approved the asset purchase agreement directly between the Company and FiberCore.

33.	Please consider disclosing your website address if you have one.

The Company’s has disclosed its website address and indicated that the website is under construction.

34.
Please expand the disclosure on page 33 that you are seeking $10 million in additional funds to also discuss the status of your efforts to obtain $6 million of equity investment “estimated by June 2009,” according to your financial statement on page F-9.

The Company has not raised any additional funds since its September 30, 2008 sale of securities to Mr. Alnamlah.  The Company has deleted the reference to a specific timetable regarding the receipt of funds.  That reference was at the time intended as a general guideline and not meant as a definitive commitment.

35.	Explain how the Middle East Fiber Company and the $2 million preferred stock purchase are related.

Mr. Abdulaziz Alnamlah, the controlling shareholder of Middle East Fiber Company (“MEFC”), purchased the Company’s 7% interest in MEFC in December of 2008, with the final proceeds of that sale being paid to the Company in January 2009.  The Company’s interest in MEFC was one of the assets the Company purchased from FiberCore.

The same Mr. Alnamlah separately purchased the Company’s preferred stock in a transaction that closed September 30, 2008.  The two transactions were negotiated separately at different times, were unrelated, and not contingent on one another.

Patents, page 34

36.	Please disclose the duration of your material patents.

The Company has disclosed the expiration date for each of the four patents owned by the Company in the section entitled “Background and Intellectual Property.”  Please note that while these patents are material to the fiber business, they are not material or related to the solar business, which is the Company’s current primary business.  The Company owns an additional five patent applications related to the solar business that have not yet resulted in the issuance of patents to the Company.

37.	Please reconcile the disclosure in this section that you own four patents with the disclosure on page 43 of five patents.

The Company has clarified that the Company owns four patents and five patent applications.  The revised disclosure includes a cross reference to the section entitled “Background and Intellectual Property” which lists in separate bullet points each issued patent and its duration, and each patent application and the filing date.

Customer, page 36

38.	Explain what you mean by “entire capacity” and state whether or not any one customer has committed to purchase your production, or delete the sentence.

The Company’s reference to entire capacity contemplated even a complete buildout sufficient to manufacture silicon capable of producing 50 MW of energy annually.  No customer has committed to purchase any production, and while the Company believes that it is possible under market conditions for a single customer to purchase all of the Company’s output, the Company has deleted the statement.

Strategy, page 36

39.
Please expand this section or another appropriate section to disclose the status of the three silicon operational silicon producing systems estimated by October 2009 and the nine silicon operational silicon producing systems estimated by February 2010.  We note the disclosure on page F-9.

The timeframes noted by the staff related to estimates in connection with a premium cash payment payable to stockholders in connection with the conversion of the Company from a limited liability company to a corporation pursuant to the Consent and Waiver filed as Exhibit 4.3 to the Registration Statement.  That cash payment would have been payable once the Company reached the milestone’s mentioned in the Staff’s comment.  However, the right to payment was converted by all stockholders entitled to such payment as disclosed in the section entitled “Recent Events” in the Registration Statement.  The amount each stockholder received is disclosed under the heading “Recent Issuances of Unregistered Securities.”

Accordingly, the aforementioned timeframes no longer appear in the Registration Statement.  Nonetheless, the Company has generally updated timeframes throughout the Registration Statement.

40.	Please tell us which countries in the Middle East you plan to consider for additional plant sites.

The Company has revised the Registration Statement in accordance with the Staff’s comment and clarified that the countries under consideration are Saudi Arabia and the United Arab Emirates.

Competition, page 36

41.	Please provide us support for the disclosure that six companies account for roughly 75% of silicon production.

In the risk factors and the Competition section, the Company has clarified that the number of primary competitors is ten, based on a report published by Deutsche Bank Securities, Inc.  A copy of the report is included in Appendix A hereto.

Conversion to a Delaware Corporation, page 38

42.	Please tell us who determined a company valuation of $20 million and how the value was determined:

The Company reached the $20 million determination prior to its raising capital in August of 2005 raise, based on applying a discount rate of approximately 55% to the Company’s projected financial statements at that time.

To protect investors with respect to the $20 million valuation, Silica Tech’s Operating Agreement provided the following points:

i.
If the Company engages in subsequent equity offerings of up to $4,000,000 at a purchase price lower than the purchase price paid by the Round One Investors (based on a valuation of the Company (as adjusted for stock splits and recapitalizations) prior to inclusion of such subsequent capital contributions) then the ownership interests of the Round One Investors shall be proportionately increased as if they had paid the same purchase price paid such subsequent investors,

ii.	Investors had a distribution preference, and

iii.
Certain investors received an investment premium. All Investors entitled to the investment premium, which amounted to $418,625, converted such amount to 232,569 shares of the Company’s common stock as of June 30, 2009.

The foregoing terms affirm and protect the $20 million valuation.

Mr. Alnamlah’s purchase of securities comprised of Stock and preferred stock convertible into approximately 10% of the Company’s equity at a purchase price of $2,000,000 was in accordance with, and confirmed, this valuation.  Mr. Alnamlah was not previously affiliated with the Company and the terms of both the Company’s sale of its interest in MEFC to him, and his investment in the Company were negotiated at arms length.

The Operating Agreement has been filed as Exhibit 3.3 to the Registration Statement.

43.	Identify the members of the LLC and the number of shares and warrants each member received.

The members of the Silica Tech, LLC and the Members of Silica Tech Holdings, LLC which owned an interest in Silica Tech, LLC are each indicated in the Selling Stockholder table in the Registration Statement by a double asterisk (**).  The footnotes to the selling stockholder table describe the securities issued upon conversion of a selling stockholder’s interest in Silica Tech, LLC.

The table attached hereto as Appendix B sets forth the shares issued in connection with the conversion to the beneficial owners of Silica Tech Holdings, LLC.

Sale of Preferred Stock, page 39

44.	Please reconcile the reference to the sale on December 31, 2008 with the second bullet on page 75 and exhibits 4.1 and 4.2 which refer to September 30, 2008.

The Company has corrected the disclosure to reflect the accurate closing date of September 30, 2008.

Our Competitive Strengths, page 40

45.	In the introductory paragraph, make clear that you have not commenced commercial production and have no product sales to date.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

46.	Please clarify how the first and sixth bullets in this section are competitive strengths in comparison to other companies in the solar PV market.

After consideration, the Company deleted the first bullet point.

The Company believes that the sixth bullet point describes a material advantage over other competitors.  The Company’s technology enables it to broaden its customer base more quickly than competitors which have less flexible manufacturing facilities and require a two to three year buildout to expand to capacity.  The Company believes that it is therefore able to scale up production to meet customer demand more quickly than its competitors and has revised the disclosure to so reflect the competitive advantage.

Our Strategies, page 41

47.	Disclose when in 2009 you expect your facility to be producing 10 MW per year.

The Company has revised disclosure where appropriate in the Registration Statement to disclose that it currently anticipates it will reach such capacity by the middle of 2010, subject to obtaining financing on commercially reasonable terms.

Litigation, page 43

48.	Explain in more detail in the fifth paragraph on page 44 your position in the event you do not prevail on the POVD patent litigation.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Litigation again our executive officers, page 45

49.	Clarify your statement in the last paragraph on page 46 in view of the indemnification provision in your articles of incorporation and Delaware law.

The Company has revised the Registration Statement in accordance with the Staff’s comment and cited the appropriate provisions of the company’s by-laws.

Management, page 47

50.	Please comply with Item 401(f) of Regulation S-K regarding the bankruptcy of FiberCore.

Fibercore filed for bankruptcy on November 14, 2003.  Item 401(f) of Regulation S-K requires disclosure regarding events which “occurred during the past five years…”  Since the bankruptcy filing took place over six years ago, the Company does not believe additional disclosure is required by such item.  Although not listed as a separate item, the Company has nonetheless disclosed in the overview that “[t]hree of our four directors, Dr. Mohd Aslami, Steven Phillips, and Charles DeLuca, were members of the board of directors of FiberCore, Inc,” – a comment made in connection with the discussion in the Registration Statement of FiberCore’s bankruptcy.

Compensation of Directors, page 50

51.	Please tell us why you did not provide the disclosure required by Item 402(r) of Regulation S-K for the fiscal year ended December 31, 2008.

The Company did not have directors in Fiscal 2008.  Moreover, even if the Staff concludes that Dr. Aslami and Messrs Phillips and DeLuca were acting as directors in Fiscal 2008 in their capacity as the executive officers of Silica Tech Holdings., Inc, which managed Silica Tech, LLC, the instructions to Item 402(r) (2) of Regulation S-K provide that there is no need to list separately in a table the employee-directors if “such director is also a named executive officer under paragraph (m) of this Item and his or her compensation for service as a director is fully reflected in the Summary Compensation Table pursuant to paragraph (n) of this Item and otherwise as required pursuant to paragraphs (o) through (q) of this Item (column (a)).”  The compensation for Dr. Aslami and Messrs Phillips and DeLuca is already disclosed in the summary compensation table.

Employment Agreements, page 50

52.	Your disclosure is vague and confusing. Please revise to clearly state:

•          the amounts due to each of these executives in 2008 and the actual amounts paid to them in 2008 for all compensation;
•          the milestones set forth in the operating agreement;
•          the additional milestones and how they will impact compensation to be paid in 2009;
•          the meaning of the last sentence on page 50, including how much higher the base compensation will be; and

•          the amounts each executive is owed of the $1,192,000 currently outstanding.

The Company has now entered into definitive employment agreements with Dr. Aslami, Mr. Phillips and Mr. DeLuca.  The agreements are summarized in the Registration Statement in the Management section under the caption “Executive Compensation” and are filed as Exhibits 10.4, 10.5 and 10.6 to the Registration Statement. The Company has similarly clarified amounts owed of the outstanding payable arising from unpaid compensation and unreimbursed expenses and disclosed terms pursuant to which such payable may be converted into shares of Stock.

Principal Stockholders, page 53

53.
Please include addresses for the beneficial owners.  Also it appears that the individuals’ in the table cannot disclaim beneficial interest for family trusts and shares held by children and family foundations and should include those shares in the totals with footnote explanation.  See Rule 13d-3(a) of the Exchange Act.

The Company has revised the Registration Statement to include addresses for the beneficial owners.

The Company believes that the criteria set forth for beneficial ownership do not apply to the trusts and shares held by Mr. Aslami’s children and family foundations. Mr. Aslami retains no power to vote, direct the voting of, or posses any investment power over, including the power to dispose of or to direct the disposal of the securities.  In addition, none of the trustees or beneficiaries of any of the trusts and foundations which received Stock from Dr. Aslami are affiliates of Mr. Aslami and they are not members of his household or living in his home.  Per the Staff’s telephone comment, Dr. Aslami has represented to the Company that he does not, and has covenanted that he will not, directly or indirectly make business decisions regarding purchase, sale, and voting of the Stock for, or otherwise provide any advice in respect of the Stock to, any of the third parties to whom he has transferred shares of Stock or any of their respective trustees, beneficiaries or transferees.   Please see the response to Comment 67.  Accordingly, the Company believes that Dr. Aslami can properly disclaim beneficial ownership.

54.
Please ensure that the beneficial ownership in this table matches the disclosure of beneficial ownership in the selling stockholders’ table.  We note that the beneficial ownership of Mr. DeLuca and Mr. Phillips do not match.

The Company has updated the numbers in each table based on recent changes disclosed in the Registration Statement, and confirms that the numbers correspond.

55.	Please expand the table to include a row that discloses the beneficial ownership of the officers and directors as a group.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

56.	Please provide a table for the disclosure required by Item 403(a) and (b) of Regulation S-K for the outstanding preferred stock.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Related Party Transactions, page 54

57.	Please file as an exhibit the Operating Agreement mentioned in the first paragraph of this section.

The Company has field the Operating Agreement of Silica Tech, LLC as Exhibit 3.3 to the Registration Statement.

58.	Clarify whether Silica Tech Holdings was dissolved in connection with the incorporation of Silica Tech LLC.

Silica Tech Holdings, LLC was dissolved at approximately the time Silica Tech, LLC was converted into US SolarTech, Inc.  The Company has revised the disclosure in the Registration Statement to reflect the dissolution.

59.
Please expand the first paragraph on page 54 to identify each of the managing directors.  Also, disclose the amount of fees, insurance premiums, expenses and expenses related to the Tyco transaction and for all other purposes that you owe to each of them.  In addition, disclose the years in which the fees, premiums and expenses were incurred.  Disclose how many shares and warrants each of them received in the conversion from Silica Tech, LLC to US SolarTech, Inc.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

60.
Please clarify the reference in the second paragraph to the “employment agreements summarized above” since such agreements do not appear to be summarized above.  Also, we note the disclosure on page 50 that you do not have any employment agreements.

The Company now has entered into employment agreements with each of Dr. Aslami, Mr. Phillips and Mr. DeLuca.  The agreements are summarized in the Registration Statement in the Management section under the caption “Executive Compensation”  and are filed as Exhibits 10.4, 10.5, and 10.6 to the Registration Statement.

61.	Please file as an exhibit the written agreement, if any, between you and Dr. Aslami concerning the patent mentioned in the third paragraph.

Currently, no written agreement exists between the Company and Dr. Aslami regarding the aforementioned patent application.

62.	Please tell us why you have not disclosed your lease arrangement with Mr. Phillips and related costs mentioned in the second paragraph on page 42.

The Company believed the lease agreement is immaterial and therefore omitted the amounts from the original filing.   In response to the Staff’s comment, the Company has revised the Registration Statement to include the disclosure.

63.	Please expand this section to discuss the loans mentioned in the second paragraph on page F-10.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Selling Stockholders, page 55

64.
Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealer.  Any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter.  In addition, each selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as a underwriter unless that selling stockholder is able to make the following representations in the prospectus:

•          The selling stockholder purchase the shares being registered for resale in the ordinary course of business, and

•          At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

To the Company’s knowledge, none of the selling stockholders are broker dealers or affiliates of broker dealers.  The Company is the process of obtaining written representations from each selling stockholder to such effect.

65.
Please disclose the transactions in which each selling stockholder received or acquired the offered shares unless they are described in the “recent sales of unregistered securities” section on page 74.  Include the date of the transaction and the amount of consideration paid.  If shares were issued for services, disclose the nature, amount and duration of the services.  Also, tell us whether each selling stockholder received or acquired their shares from the founders of the registrant.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

66.
Regarding the transactions where the selling stockholders received their shares from your founders, provide us a legal analysis on whether these transactions were actually by or on behalf of the issuer.

None the transactions pursuant to which selling stockholders received shares from the Company’s founders constitute transactions by or on behalf of the issuer, or would render them underwriters.

The term “underwriter” is broadly defined in Section 2(a)(11) of the Securities Act to mean any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates, or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.

The interpretation of this definition traditionally has focused on the words “with a view to” in the phrase “purchased from an issuer with a view to distribution.” An investment banking firm which arranges with an issuer for the public sale of its securities is clearly an “underwriter” under that section. However, individual investors who are not professionals in the securities business also may be “underwriters” if they act as links in a chain of transactions through which securities move from an issuer to the public.

In each instance of a transfer from a founder to a selling stockholder, the recipient paid no consideration, and thus no purchase took place.  Furthermore, the transfers occurred prior to the offering, and in some cases, as early as two years beforehand.  In no case was there an explicit or implicit view to distribute the shares.

67.	Please clarify the relationships between your officers and directors and the selling stockholders. For example, we note the following:

•     Dr. Aslami is your chief executive officer and seven Aslamis are listed as selling stockholders.

•     It appears that three selling stockholders, Ariana, Inc., the Aslami Trust and the Kabul Foundation, are the family trusts and foundation of Dr. Aslami mentioned in footnote 2 on page 44.  We note the total of their shares matches the 4,338,004 shares mentioned in footnote 2 with respect to which Dr. Aslami disclaims beneficial interest.

It appears that three other selling stockholders, the Dawn Foundation, Dawn Safton and Michael Deluca, are the foundation and children of Charles DeLuca mentioned in footnote 3 on page 44.  We note the total of their shares matches the 1,161,050 shares mentioned in footnote 3 with respect to which Charles DeLuca disclaims beneficial interest.

•     It is unclear whether there is a relationship between your officers and directors and the Rashidis, Muslahs and the Newths.  For example, we note The Rashidi Family Trust and four Rashidis are listed as selling stockholders.

Only the Affiliated Persons (please see the Response to Comment 4) are affiliates of the Company.

For purposes of Rule 144 which we believe should serve as guidance in the current analysis, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer and the term person when used with reference to a person for whose account securities are to be sold in reliance upon this rule includes, in addition to such person, all of the following persons:

i.	Any relative or spouse of such person, or any relative of such spouse, any one of whom has the same home as such person;

ii.
Any trust or estate in which such person or any of the persons specified in paragraph (a)(2)(i) of this section collectively own ten percent or more of the total beneficial interest or of which any of such persons serve as trustee, executor or in any similar capacity; and

iii.
Any corporation or other organization (other than the issuer) in which such person or any of the persons specified in paragraph (a)(2)(i) of this section are the beneficial owners collectively of ten percent or more of any class of equity securities or ten percent or more of the equity interest.

Finally, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) has been defined to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

Applying the definitions here, only the Affiliated Persons are affiliates of the Company, and none of the other selling stockholders are affiliated with the Affiliated Persons.

As disclosed in footnote (1) to the Selling Stockholder table, the beneficial owners of Silica Tech Holdings, LLC as of the date of conversion of Silica Tech, LLC into a corporation and the dissolution of Silica Tech Holdings, Inc. were (i) two family trusts and one foundation settled by Dr. Aslami which Mohd Aslami disclaims beneficial ownership, (ii) Charles DeLuca, his wife, his children, and a foundation settled by Mr. DeLuca over which he disclaims beneficial ownership, and (iii) Steven Phillips and a family partnership regarding which he claims beneficial ownership.

With the exception of Betty DeLuca, Mr. DeLuca’s wife, and CSP Associates LLC over which Mr. Phillips claims beneficial ownership, the transferees are not married to the transferors, and in the instances in which they are relatives, they do not reside in the household of the transferor.  In the cases of transfers to trusts or foundations, each transferor has represented to the Company that none of the transferors have the power to direct or cause the direction of the management and policies of the transferee, by contract, or otherwise (except for CSP Associates LLC over which Mr. Phillips claims beneficial ownership) and none of them are beneficiaries.  Per the Staff’s telephone comment, each of Dr. Aslami and Mr. DeLuca has represented to the Company that he does not, and has covenanted that he will not, directly or indirectly make business decisions regarding purchase, sale, and voting of the Stock for, or otherwise provide any advice in respect of the Stock to, any of the third parties to whom he has transferred shares of Stock or any of their respective trustees, beneficiaries or transferees.

Mr. Alnamlah and the Kabul Foundation each own over 10% of the Company’s securities on a fully diluted basis and the Company has therefore considered them affiliates of the Company.

68.	Please disclose the natural person or persons who have voting and/or investment power for the shares held by the CSP Associates LLC.

Steven Phillips and his wife Ingrid Phillips share voting and investment power for the shares held by CSP Associates, LLC.  They acknowledge beneficial ownership of the entity.

Rule 144, page 60

69.
Please delete the bullet in this section concerning market-based volume limitation in view of your application to list your common stock for quotation on the OTC Bulletin Board.  Please see question and answer 133.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations regarding Securities Act Rules available on our web site at

http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Description of Securities, page 63

70.	Please provide the disclosure required by Item 202(b) of Regulation S-K.

The Company is not registering any debt securities and accordingly does not believe that Item 202(b) applies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 68

Liquidity and Capital Resources-Cash Flows from Investing Activities, page 70

71.
We note in the second paragraph of this section your discussion about the total amount spent on equipment and leasehold improvements since inception.  You state that “$290,000 was spent on equipment in Q4 of 2007.”  However, this is greater than the amount shown as “purchase of fixed assets” for the year ended December 31, 2007 on your statement of cash flows on page F-4.  Please reconcile the information provided to the recorded amounts or make appropriate revisions.

The wording in this section has been revised and expanded to indicate that the cash spent on property in 2008 includes $214,325 of amounts accrued at December 31, 2007.  On the statement of cash flows, this amount is included as a non-cash investing and financing transaction in 2007 and it is reversed as the cash was expended in 2008.

Financial Statements, page F-1

72.	Please update the financial statements as required by Rule 3-12 of Regulation S-X.

Unaudited financial statements as of June 30, 2009 and for the six months ended June 30, 2009 and 2008 have been included with the amendment to Form S-1.

73.	Please include updated accountants’ consents with all amendments to the filing.

The Company has included updated accountants’ consents in the Registration Statement.

Statements of Members’ Equity, page F-3

74.	Please revise to separately disclose membership interests issued for cash and membership interests issued for services.

The statement of members’ equity for the periods ended December 31, 2008 has been revised to disclose separately members’ interests issued for cash versus issued for services.

Note 1.  Nature of Business, Organization and Going Concern, page F-5

75.
We note your disclosure here regarding doubts about your ability to continue as a going concern.  Please have your auditor tell us how it considered your ability to continue as a going concern and how it considered AU 508.11(c).

The Company’s auditors have responded as follows:

We addressed our responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited (hereinafter referred to as a reasonable period of time). Our evaluation was based on our knowledge of relevant conditions and events that exist at or have occurred prior to the date of our report. Information about such conditions or events was obtained from the application of auditing procedures planned and performed to achieve audit objectives that are related to management's assertions embodied in the financial statements being audited, as described in section 326, Audit Evidence. Specifically we considered the Company’s cash balance at December 31, 2008, the balance and nature of its current liabilities at that date and its ability to control expenses during 2009 in its continuing operations.  As a result of our audit procedures and our understanding of the relevant conditions and events affecting the Company, we believe that there is not substantial doubt as to the Company’s ability to continue as a going concern for a reasonable period of time.

Note 2.  Summary of Significant Accounting Policies, page F-5

Impairment of Long-Lived Assets, page F-6

76.
We note your disclosure here that “the intangible assets subject to amortization primarily include the optical fiber related patents acquired from FiberCore…”  You state on page 6 that the plasma patents purchased from FiberCore “relate to the use of plasma in connection with optical fiber processing only and do not apply to the manufacture of solar cell components in which the Company is currently engaged.”  Finally, we note your disclosure on page F-6 that there were no impairments of your assets at the end of each period presented.  In light of your decision to modify your business plan to focus exclusively on the solar energy market for which you do not use the plasma patents purchase from FiberCore, please tell us and revise your disclosures here and on page 70 to explain why you do not believe there has been any impairment of the assets.  Discuss in more concise detail how you evaluated the FiberCore patents for impairment based on the guidance in SFAS 144.

Footnote disclosure has been expanded to indicate that optical fiber related patents have value from their potential licensing rights.

77.
Please revise this footnote to explain in greater detail what you mean by “whenever events or circumstances change…” In this regard, please also revise to clearly state, if true, that you evaluate your long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company has revised the footnote in the Registration Statement in accordance with the Staff’s comment.

Research and Development, page F-6

78.	Please expand disclosure on this accounting policy to describe how certain related costs are capitalized in accordance with SFAS 2.

The Company has revised the footnote in the Registration Statement in accordance with the Staff’s comment.

Note 3.  Tyco Agreement and Assets Purchase and Settlement Agreement, page F-7

79.	We note that you recorded $10,000 relating to the 7% equity interest in Middle East Fiber Company (MEFC) that you acquired in connection with the acquisition of the FiberCore assets in March 2006.

 Subsequently, in December 2007, you sold this 7% equity interest in MEFC to a related party and recognized a gain of $287,788.  Please tell us how you determined the value of this investment in March 2006 and what factors led to the significant appreciation in the value of the investment from March 2006 to December 2007.

In connection with the Asset Purchase and Settlement Agreement between Silica Tech, LLC and the Trustee, which closed in March 2006, Silica Tech purchased substantially all of the assets of FiberCore, Inc. for $1,100,000; the purchase price was satisfied via a credit bid, reducing the amount of Silica’s secured claim to at least $7,700,000; however, Silica’s remaining secured claim was limited to $7,500,000.

In connection with preparing the asset allocation schedule for the Asset Purchase and Settlement Agreement, $1,000,000 was assigned to the intellectual property, $75,000 to a current receivable, $10,000 to the 7% MEFC interest and $15,000 to other receivable. The $10,000 allocation amount to MEFC was based on a letter received from MEFC in and around September 2005 in which they offered to purchase the 7% for $10,000.

In February 2007, the Company received a letter from MEFC that indicated that while 2006 sales had doubled from 2005, which converted a $3.5 million loss in 2005 to a $1.5 million profit in 2006, the company was still in “acute financial difficulties,” since additional capital was required.

Negotiations for MEFC to purchase the Company’s interest in MEFC commenced in June 2007 and concluded in December 2007 when the parties agreed on a sale price of $325,000.

Note 5.  Member Interests, page F-8

80.
We note that effective January 1, 2009, you converted from a limited liability company to a corporation.  As part of this conversion, you issued shares of common stock and preferred stock to your existing members.  We further note that you have not presented any earning per share data due to the fact that you were a limited liability company.  However, in light of the significant changes to your capital structure that occurred on January 1, 2009, please revise to present pro forma earnings per share information consistent with the requirements of Article 11 of Regulation S-X that reflect the significant changes to your capital structure.  Refer to SAB Topic 1.B.2.

Note 5 has been revised to present proforma earnings (loss) per share as if the conversion to a corporation had happened at inception of the company.

81.
We note that in September 2008 you received a $2,000,000 investment pursuant to a subscription agreement and that in connection with the subscription, you agreed to issue shares of Series A Preferred Stock.  Pursuant to this agreement, you state here and on page 22 that you are obligated to redeem the Series A Preferred Stock on December 31, 2010.  Finally, we note that you have classified the related amounts as members’ capital at December 31, 2008.  In light of the mandatory redemption terms of the subscription agreement, please tell us why you believe it is appropriate to classify the amounts relating to the Series A Preferred Stock as equity at December 31, 2008.  Refer to paragraph 9 of SFAS 150.

No preferred stock had been issued at December 31, 2008.  The terms of the agreement that gave rise to the redeemable preferred stock do not require redemptions unless and until the Company converts from an LLC to a Corporation and simultaneously issues the warrants, redeemable preferred stock and common stock defined in the agreement.  The Company’s accountants also reviewed current accounting practice and discussed the issue of the composition of the Company’s equity as of December 31, 2008 with Staff.  As a result of the Company’s review and discussion with the Staff, the Company’s accountants determined that the Company’s equity at December 31, 2008 did not include any redeemable instruments.  The Company believes the redeemable instruments were effectively issued on January 1, 2009.

Note 6.  Related Party Transactions, page F-10

82.
We note your amounts payable to managing directors of $1,192,000 as of December 31, 2008 consists of management fees ($986,000), insurance premiums ($56,000) and expenses ($150,000).  Please revise this note to include detailed disclosure regarding the payment terms for these outstanding amounts.

Payment terms for the amounts payable to the officers have been agreed to subsequent to the issuance of the financial statements.  The March 31, 2009 financial statements include disclosures of the terms in the notes.

Of the $56,000 in insurance premiums, as of June 30, approximately $28,000 remains. The Company has been paying approximately $7,000/month since March 2009. The last payment will be made in Oct 2009.

Item 13.  Other Expenses of Issuance and Distribution, page 73

83.	Please furnish a reasonable itemized statement of all expenses in connection with the issuance and distribution of the securities to be registered. See Item 511 of Regulation S-K.

Prior to the effectiveness of the Registration Statement, the Company will disclose expenses involved in the offering.  Those expenses continue to accrue.

Item 14.  Indemnification of Directors and Officers, page 73

84.
Please revise the second paragraph to instead include a statement in substantially the form set forth in Item 510 of Regulation S-K.  For example, we note the reference to the Exchange Act instead of the Securities Act of 1933.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Item 15.  Recent Sales of Unregistered Securities, page 74

85.	Please furnish the information required by Item 701 of Regulation S-K in connection with your conversion from Silica Tech, LLC into US SolarTech on January 1, 2009.

The Company has included information regarding the issuance of shares of Stock in connection with the Company’s conversion to a corporation in the description of recent sales of unregistered securities.

Item 16.  Exhibits and Financial Statement Schedules, page 75

86.	Please file as an exhibit the Asset Purchase and Settlement Agreement.

The Company has filed the Asset Purchase and Settlement Agreement as Exhibit 10.2 to the Registration Statement.

87.	Please file complete agreements. For example, we note that exhibit A is missing from exhibit 10.2.

The Company has included the missing Exhibit A in Exhibit 10.2 and has reviewed all other agreements filed to ensure that they are complete.

88.	Please file as an exhibit the Waiver and Consent agreement mentioned in the eighth paragraph on page F-9.

The Company has filed the Consent and Waiver agreement as Exhibit 4.3 to the Registration Statement.

89.	Your chief financial officer and controller should sign the registration statement below the second paragraph required on the Signatures page. Please revise.

Both the current Registration Statement and the prior filing include the signature of Steven Phillips in his capacity as director and Chief Financial Officer.  The Company has since retained a controller and has included him on the signature page of the Registration Statement.

The Company appreciates the Staff’s prompt attention to the matter.  I can be reached at (646) 328-0782 or at daniel.baron@outsidecounsel.net should you wish to discuss any of the foregoing.

Sincerely,

/s/ Daniel E. Baron, Esq.

Daniel E. Baron, Esq.

Appendix A

Appendix B

Silica Tech Holdings, LLC
Members

Mohd Aref Aslami (1)	16,700

Ariana, Inc.(1)	1,405,652

Aslami Children Trust (1)	1,378,605

Kabul Foundation (1)	1,517,047

Josef Quaderer (1)	66,700

Hafiza Aslami (1)	200

Mazar IRRV TR (1)	200

Balkh IRRV TR (1)	13,333

Herwig Huyck (1)	50,050

Mohammad Yassin Musleh (1)	12,500

Mohammad Nassim Musleh (1)	12,500

Lorenze Harte (1)	69,167

The Rashidi Family Trust (1)	200,000

Abdul Saboor Rashidi (1)	1,450

Shafiqa Rashidi (1)	2,870

Ali Rashidi (1)	1,450

Waleed Rashidi (1)	1,450

Qassem Aslami (1)	16,740

Shaima Aslami (1)	16,200

Benazer Aslami (1)	620

Angela Aslami (1)	13,366

Landon Pinnix (1)	13,366

Sheila Newth (1)	13,366

Terrence Newth (1)	13,366

Nadia Aslami (1)	13,366

Bari and Homa Sherzai (25)	16,667

Mohammad Mostafa Sherzai (26)	3,333

Mohammad Siddig Siddig	16,700

Charles DeLuca (1)	1,079,335

Michael DeLuca (1)	422,200

Dawn Safton (1)	422,200

Dawn Foundation (1)	316,650

Betty DeLuca (1)	1,000,000

Steven Phillips (1)	24,276

CSP Associates LLC (1)	2,403,374

10,554,999